UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)


                  Transcontinental Realty Investors, Inc.
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                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                 893617209
                 -----------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                 Fried, Frank, Harris, Shriver and Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               April 9, 2001
         ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e) , 240.13d-1(f) or 240.13d-1(g) , check the following box. |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 893617209                           Page 2 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

                                SCHEDULE 13D

CUSIP No. 893617209                           Page 3 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    OO;IA


                             *SEE INSTRUCTIONS

                       SCHEDULE 13D

CUSIP No. 893617209                           Page 4 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

ITEM 1.   SECURITY AND ISSUER

     Item 1 is hereby amended to add the following:

     This Amendment Number 5 amends and supplements the statement on
Schedule 13D, as amended pursuant to Amendment Number 1, Amendment Number 2, Amendment Number 3 and Amendment Number 4 (the "Statement") as it relates to the Common Stock, $.01 par value ("Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation (the "Company").

     All defined terms not otherwise defined in this Amendment Number 5 have the meanings ascribed in the Statement.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     On April 9, 2001, the 1,858,900 shares of Common Stock previously owned by Seller were sold to Purchaser for an aggregate of $22,306,800 pursuant to the Option.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended in its entirety as follows:

(a) None of Gotham, Gotham III, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any shares of Common Stock.

(b) Not applicable.

(c) On April 9, 2001, Gotham, Gotham III and Gotham International sold 1,376,000, 35,860 and 447,040 shares of Common Stock, respectively, at a price of $12.00 per share in a private transaction in New York, New York.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock on April 9, 2001.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 10, 2001


                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                         its general partner

                                    By:  Karenina Corporation,
                                         a general partner of Section H
                                         Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                         its general partner

                                    By:  Karenina Corporation,
                                         a general partner of Section H
                                         Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    Senior Managing Member